June 16, 2011

Securities and Exchange Commission

Division of Corporation Finance

William H. Thompson

Accounting Branch Chief

Washington, D.C. 20549

Re:

BidGive International, Inc.

Item 4.01 Form 8-K

Filed April 8, 2011

File No. 0-49999

Dear Mr. Thompson:

We have received you letter dated April 13, 2011, regarding Form 8-K filed with the Securities and Exchange Commission (the “Commission”) by BidGive International, Inc. (the “Company”).  Our responses to your comments are as follows:

Item 4.01 8-K Filed April 8, 2011

1.

On April 8, 2011, the Public Company Accounting Oversight Board (“PCAOB”) revoked the registration of Chisholm, Bierwolf, Nilson & Morrill, LLC (“CBNM”) because of violations of PCAOB rules and auditing standards in auditing financial statements, PCAOB rules and quality controls standards, and noncooperation with a Board investigation.  Please revise to disclose this fact.

RESPONSE:  Thank you for your comment, the filing has been updated to disclose this fact.

2.

Your most recent Form 10-K includes financial statements audited by CBNM.  As CBNM is no longer registered with the PCAOB, you may not include the firm’s audit reports or consents in your filings with the Commission made on or after April 8, 2011.  If CBNM audited a year that you are required to include in your filings with the Commission, then you should engage a firm that is registered with the PCAOB to re-audit that year.  Please advise us as to how you intend to address any re-audit requirements.

RESPONSE:  We believe, based on the opinion of the Company’s new auditor, that this comment has been satisfied with the financials filed with the most recent 10-K (for the year ended December 31, 2010) containing audits completed through opening balances in accordance with AU 315.

3.

Please disclose the date that you actually dismissed CBNM.  Refer to paragraph (a)(1)(i) of Item 304 of Registration S-K.

RESPONSE:  Thank you for your comment, the filing has been updated to disclose this fact.

4.

Since the dismissal of one accountant and the engagement of another accountant are two separate events, please also disclose whether the decision to engage Peter Messineo, CPA was recommended or approved by the Board of Directors.  Refer to Item 4.01(a)(1)(iii) of Regulation S-K.

RESPONSE:  Thank you for your comment, the filing has been updated to disclose this fact.

5.

Please revise your disclosures in the first and second paragraphs to state whether CBNM’s reports for either of the fiscal years ended December 31, 2009 and December 31, 2008 contained an adverse opinion or a disclaimer of opinion or was qualified or modified as to uncertainty, audit scope, or accounting principles and also describe the nature of each such adverse opinion, disclaimer of opinion, modification, or qualification.

RESPONSE:  Thank you for your comment, the filing has been updated to include this disclosure.

6.

Please file an updated letter from CBNM as Exhibit 16 to the amendment filed in response to our comments in accordance with Items 304(a)(3) and 601(b)(16) of Regulation S-K.  The updated letter should state whether the former auditor agrees with the statements made in the filing and, if not, stating the respects in which it does not agree.

RESPONSE:  Thank you for your comment, CBNM has been provided with a copy of the filing; however, they have informed the Company that they will not provide a letter.

Furthermore, in responding to the Commission’s Comments the Company acknowledges that:

•

the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to contact Callie Jones via telephone at (801) 303 – 5730 or via e-mail at cjones@vincentrees.com should you have any questions.  Thank you for your assistance with this filing.

Sincerely,

BIDGIVE INTERNATIONAL, INC.

/s/ David M. Rees

David M. Rees

President